May 7, 2025 Via Edgar Blake Grady

Division of Corporation Finance

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	PENN Entertainment, Inc.
PREC14A filed April 28, 2025 by Parag Vora et al.
File No. 000-24206
PREC14A filed May 7, 2025 by Parag Vora et al.
File No. 000-24206

Dear Mr. Grady:

This letter is being submitted on behalf of HG Vora Capital Management, LLC and certain of its affiliates and the other persons named as participants in the above referenced materials filed on Schedule PREC14A on April 28, 2025 (the “April 28 Preliminary Proxy Statement”) and Schedule PREC14A on May 7, 2025 (the “May 7 Preliminary Proxy Statement”, together with the April 28 Preliminary Proxy Statement, the “Preliminary Proxy Statement”). This letter responds to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in the letter dated May 1, 2025 (the “Comment Letter”) with respect to the April 28 Preliminary Proxy Statement.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For ease of reference, we have also included in each case the text of the applicable comment from the Comment Letter in italicized form below. Capitalized terms that are not otherwise defined have the meanings ascribed to them in the Preliminary Proxy Statement.

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PREC14A filed April 28, 2025

General

1.	We note your disclosure that the Board’s action to reduce the size of the Board and the number of Class II directors is “unlawful.” Please provide a formal opinion of counsel, supported by appropriate legal analysis, that such actions were in violation of Pennsylvania law.

Response:

We note that the Preliminary Proxy Statement does not state that the Board’s action is “unlawful”, but instead indicates that HG Vora “believes” that the Board’s efforts to reduce the size of the Board was unlawful. Corporate governance disputes such as those described in the Preliminary Proxy Statement are complex and involve interpretations of applicable law that are often resolved through litigation. As disclosed on page 13 of the Preliminary Proxy Statement, on April 28, 2025 HG Vora’s counsel sent the Company’s counsel a letter explaining why the Board’s actions to reduce the size of the Board and the number of Class II directors is unlawful. Further, HG Vora has filed a complaint in the United States District Court for the Eastern District of Pennsylvania on May 7, 2025, a copy of which is attached hereto as Exhibit A (the “Complaint”). We have revised the disclosure throughout the Preliminary Proxy Statement, disclosing the Complaint, describing the causes of action contained in the Complaint and explaining why HG Vora believes the Company’s actions are unlawful in response to the Staff’s comment. We have also included revised disclosure throughout the Preliminary Proxy Statement clarifying that the reduction in the board size is the subject of litigation and that the Company believes its actions were in the best interests of the Company and its shareholders and were not unlawful.

2.	Refer to comment 1. Please revise to disclose any pending legal proceedings regarding this matter.

Response:

Please refer to the response to comment 1 above.

3.	Please refer to the following disclosure, which appears multiple times in your proxy statement: “The GOLD universal proxy card shall be null and void ab initio and of no force or effect if it would have the effect of entitling shareholders of the Company to demand payment for their shares under Subchapter E of Chapter 25 of the Pennsylvania Business Corporation Law.” Please revise to clarify when such card would have the effect of entitling shareholders of the Company to demand payment for their shares under Subchapter E of Chapter 25 of the Pennsylvania Business Corporation Law.

Response:

We have revised the disclosure by adding language to pages 22 and 23 in the Preliminary Proxy Statement in response to the Staff’s comment. HG Vora believes that Subchapter E of Chapter 25 of the Pennsylvania Business Corporation Law (the “PBCL”) is inapplicable to the solicitation of proxies by HG Vora for the reasons explained in the revised language in the Preliminary Proxy Statement. Any interpretation of the PBCL that causes Subchapter E of Chapter 25 of the PBCL to apply to a proxy contest would mean that no shareholder of a Pennsylvania corporation could ever hold proxies representing more than 20% of the voting power of such corporation at a shareholder meeting and, therefore, proxy contests involving Pennsylvania corporations would effectively be prohibited subject to Subchapter E of Chapter 25 of the PBCL. We believe this is not the intent of the statute or the reality for companies that are subject to it. We note that this same issue has been addressed in the proxy contest between Cantaloupe, Inc. (formerly known as USA Technologies, Inc.) and Hudson Executive Capital LP, including specifically in the DFRN14A filed on March 31, 2020 by Hudson Executive Capital LP et al. Numerous proxy contests have involved Pennsylvania corporations (including EQT Corporation, Ameriserv Financial, Inc. and ICC Holdings, Inc.) that had not opted out of Subchapter E with no suggestion that the dissident shareholder had triggered Subchapter E of Chapter 25 of the PBCL.

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Additionally, in each case where we refer to the Subchapter E of Chapter 25 of the PBCL legend in the Preliminary Proxy Statement, we have included a cross reference to the full disclosure on pages 22 and 23 in the Preliminary Proxy Statement.

4.	We note the references throughout your proxy statement to the Company’s “white universal proxy card.” However, the Company does not appear to be using a universal proxy card. Please revise or advise.

Response:

We have revised the disclosure throughout in response to the Staff’s comment.

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We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at (212) 763-1818 or by email at richard.brand@whitecase.com with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Richard Brand

Richard Brand

cc:	Gregory Pryor, White & Case LLP
Jaye Kasper, White & Case LLP
Mandy Lam, HG Vora Capital Management, LLC

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